Exhibit 12.1

NRG Energy, Inc.
Consolidated Ratio of Earnings to Fixed Charges

			For the Period	For the Period
	For the Year	For the Year	January 1,	January 6,	For the	For the
	Ended	Ended	2003 Through	2003 Through	Six Months Ended	Six Months Ended
	December 31,	December 31,	December 5,	December 31,	June 30,	June 30,
	2001	2002	2003	2003	2003	2004
			(In thousands)
Earnings:
Income/(loss) before taxes	$248,023	$(2,958,067)	$2,985,191	$10,676	$(645,253)	$150,571
Minority interest in earnings	—	—	—	134	–	709
Less: Undistributed equity in earnings of unconsolidated affiliates	(119,002)	(22,252)	(41,472)	2,229	(23,943)	4,751
Capitalized interest	(27,175)	(45,896)	(16)	(2)	(7)	(3)
Fresh start reporting adjustments	—	—	(4,118,636)	—	—	—
Add: Fixed Charges	394,616	502,542	333,968	20,862	262,918	172,628

	496,462	(2,523,673)	(840,965)	33,899	(406,285)	328,656

Fixed Charges:
Interest expense	353,443	423,817	312,249	18,385	249,671	139,311
Interest capitalized	27,175	45,896	16	2	7	3
Amortization of debt costs	10,668	28,367	17,640	517	11,090	20,060
Amortization of debt discount	—	—	—	1,725	—	11,795
Approximation of interest in rental expense	3,330	4,462	4,063	233	2,150	1,459

	$394,616	$502,542	$333,968	$20,862	$262,918	$172,628

Ratio of earnings to fixed charges	1.26	(5.02)	(2.52)	1.62	(1.55)	1.90